UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 30)

Under The Securities Exchange Act of 1934

Family Steak Houses of Florida, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

CUSIP Number: 307059105

(CUSIP Number)

Glen F. Ceiley

Bisco Industries, Inc.

1500 North Lakeview Ave.

Anaheim, CA 92807

(714) 693-2901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box:  ☐

SCHEDULE 13D

CUSIP No. 307059105

1.	Name of Reporting Person Mr. Glen F. Ceiley
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

                58,607 shares of Common Stock

  8.    Shared Voting Power

                2,338,961 shares of Common Stock ( See Item 5)

  9.    Sole Dispositive Power

                58,607 shares of Common Stock

10.    Shared Dispositive Power

                2,338,961 shares of Common Stock ( See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,397,568 shares of Common Stock ( See Item 5)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 61.76%
14.	Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. 307059105

1.	Name of Reporting Person Mr. Zachary Ceiley.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

                1,300 shares of Common Stock

  8.    Shared Voting Power

                0 shares of Common Stock (See Item 5)

  9.    Sole Dispositive Power

                1,300 shares of Common Stock

10.    Shared Dispositive Power

                0 shares of Common Stock (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,300 shares of Common Stock (See Item 5)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 0.03%
14.	Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. 307059105

1.	Name of Reporting Person Bisco Industries, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,842,019 shares of Common Stock (See Item 5) 8. Shared Voting Power 0 9. Sole Dispositive Power 1,842,019 shares of Common Stock (See Item 5) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,842,019 shares of Common Stock (See Item 5)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 47.45%
14.	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 307059105

1.	Name of Reporting Person Bisco Industries, Inc. Profit Sharing and Savings Plan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 495,642 shares of Common Stock (see Item 5) 8. Shared Voting Power 0 9. Sole Dispositive Power 495,642 shares of Common Stock (see Item 5) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 495,642 shares of Common Stock (see Item 5)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 12.77%
14.	Type of Reporting Person EP

Item 1.	Security and Issuer

This Amendment No. 30 to Schedule 13D constitutes an amendment to the Schedule 13D filed with the Securities and Exchange Commission on December 16, 2003 by Glen F. Ceiley (“Mr.Ceiley”), Bisco Industries, Inc. (“Bisco”) and the Bisco Industries, Inc. Profit Sharing Plan (the “Plan”) (collectively, the “Reporting Persons”), with respect to shares of common stock, $.01 par value per share (the “Shares”), of Family Steak Houses of Florida, Inc., a Florida corporation (the “Issuer”) (the Schedule 13D, as previously amended, is referred to herein as the “Schedule”). Except as set forth herein, there has been no material change in the information set forth in the Schedule.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule is amended as follows:

(a) As of the close of business on June 15, 2004, the Reporting Persons owned in the aggregate, 2,397,568 Shares, which represent approximately 61.76% of the 3,881,933 Shares outstanding as of June 15, 2004. In accordance with Rule 13d-5 (b) (1) of the General Rules and regulations under the Securities Exchange Act of 1934, as amended, each of Mr. Ceiley, individually and as Trustee of the Plan, the Plan and Bisco, and Mr. Zachary Ceiley, individually may be deemed to have acted as a group and such group may be deemed to have acquired beneficial ownership of Shares beneficially owned by any of such persons.

As of the close of business on June 15, 2004, Mr. Ceiley beneficially owned an aggregate of 2,397,568 Shares, of which 58,607, Shares were owned by Mr. Ceiley individually, 1,842,019 Shares were owned by Bisco, of which Mr. Ceiley is the sole stockholder and President, and 495,642 Shares were held by Mr. Ceiley as sole Trustee of the Plan and 1,300 Shares were owned by Mr. Zachary Ceiley individually.

(b) Mr. Ceiley has the sole power to vote and dispose of the Shares which he owns individually and the power to vote and to dispose of the Shares owned by the Plan and Bisco.

(c) Since December 12, 2003, the last day on which a transaction in the Shares by the Reporting Persons was reported on the Schedule 13D, the Reporting Persons purchased and sold Shares in the manner, in the amounts, on the dates and at the prices set forth on Schedule 1 attached hereto and incorporated herein by reference.

(d) Not applicable

(e) Not applicable

Item 6.	Material to be Filed as Exhibits

Page Number

Exhibit 1.—Joint Filing Agreement dated as of August 23, 1999	11

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2004

/s/ Glen F. Ceiley
Name:	Glen F. Ceiley

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2004

/s/ Zachary Ceiley
Name: Zachary Ceiley

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2004

Bisco Industries, Inc.

/s/ Glen F. Ceiley
Name: Glen F. Ceiley Title: President

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2004

Bisco Industries, Inc. Profit Sharing And Savings Plan

/s/ Glen F. Ceiley
Name: Glen F. Ceiley Title: Trustee